O’Melveny & Myers LLP 2765 Sand Hill Road Menlo Park, CA 94025-7019	T: +1650-473-2600 F: +1-650-473-2601 omm.com	File Number: 0145225-00017

November 12, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, NE

Washington, DC 20549

Attention: David Plattner

Re:	Cepton, Inc.

Schedule 13E-3 filed September 25, 2024

File No. 005-86064

Preliminary Proxy Statement on Schedule 14A filed September 25, 2024 File No. 001-39959

Mr. Plattner:

On behalf of Cepton, Inc. (the “Company”), we are concurrently transmitting herewith the Company’s amended Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy Statement”) and the Company’s amended Transaction Statement on Schedule 13E-3 (the “Amended Schedule 13E-3”. In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated October 21, 2024 (the “Letter”) regarding the Company’s Preliminary Proxy Statement on Schedule 14A and the Transaction Statement on Schedule 13E-3 each as submitted by the Company to the U.S. Securities and Exchange Commission (the “Commission”) on September 25, 2024. The numbered paragraphs below correspond to the numbered comments in the Letter, and the Staff’s comments are presented in bold. Capitalized terms used in this letter but not otherwise defined herein have the meanings set forth in the Revised Preliminary Proxy Statement.

Schedule 13E-3 and PREM14A, each filed September 25, 2024 General

1. The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a “Special Factors” section prominently disclosed in the front of the proxy statement. See Rule 13e-3(e)(1)(ii).

In response to the Staff’s comment, the Company has revised the disclosures beginning on page 22 of the Amended Proxy Statement.

2. Please include the legend required by Rule 13e-3(e)(iii).

In response to the Staff’s comment, the Company has included the legend on the second page of the letter to the shareholders accompanying the Amended Proxy Statement.

Austin ● Century City ● Dallas ● Houston ● Los Angeles ● Newport Beach ● New York ● San Francisco ● Silicon Valley ● Washington, DC

Beijing ● Brussels ● Hong Kong ● London ● Seoul ● Shanghai ● Singapore ● Tokyo

November 12, 2024

3. Where an issuer elects to incorporate by reference the information required by Item 1010(a) of Regulation M-A, all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to Telephone Interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” for guidance on complying with a similar instruction in the context of a tender offer. Please revise the proxy statement to include the information required by Item 1010(c) of Regulation M-A.

In response to the Staff’s comment, the Company has revised the disclosures beginning on page 87 of the Amended Proxy Statement to include certain historical financial data of the Company as of and for the years ended December 31, 2023 and 2022 and as of and for the quarter ended September 30, 2024.

4. Please summarize the presentations that are attached to the Schedule 13E-3 as Exhibits (c)(2), (c)(3), and (c)(4). See Item 9 of Schedule 13E-3 and Item 1015(b)(6) of Regulation M-A. To the extent that any presentations are duplicative or are simply updates of earlier presentations, your disclosure may summarize the material differences only.

In response to the Staff’s comment, the Company has revised the disclosures to further describe the updated information provided in each Craig-Hallum presentation Exhibit (c)(2), Exhibit (c)(3) and Exhibit (c)(4) under the section titled “Background to the Merger” on pages 29, 30 and 32, respectively, of the Amended Proxy Statement.

5. Please note that comments on the confidential treatment request related to your Schedule 13E-3 have been conveyed separately.

In response to the Staff’s comment, the Company has revised the redactions in the presentations attached to the Amended Schedule 13E-3 as Exhibits (c)(2), (c)(3), and (c)(4) and submitted a revised request under separate cover.

6. Please define the term “Rolling Participants.”

In response to the Staff’s comment, the Company has revised to use the term “Rollover Participants” as defined on page 3 of the Amended Proxy Statement.

7. Please rearrange the presentation of the proxy card so that the front side of the card precedes the reverse side.

In response to the Staff’s comment, the Company has filed an updated proxy card with the Amended Proxy Statement.

8. Please remove the extraneous phrase “Approval of a proposal” from each of the proposals on the proxy card.

In response to the Staff’s comment, the Company has filed an updated proxy card with the Amended Proxy Statement.

9. We note the following disclosure on the proxy card: “IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED ‘FOR ALL’ PROPOSALS.” The reference to “FOR ALL” appears to be misplaced, as “FOR ALL” is not a voting option. Please revise, or advise.

In response to the Staff’s comment, the Company has filed an updated proxy card with the Amended Proxy Statement.

November 12, 2024

10. We note the following disclosure on the proxy card: “IF ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, UNLESS SUCH AUTHORITY IS WITHHELD ON THIS PROXY CARD, THE PROXIES WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.” Please advise as to how a shareholder would withhold its authority on the proxy card. Alternatively, please revise the proxy card.

In response to the Staff’s comment, the Company has filed an updated proxy card with the Amended Proxy Statement.

Cautionary Statement Regarding Forward-Looking Statements, page 21

11. The safe harbor for forward-looking statements in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a going private transaction. Therefore, please delete or revise the references to Section 27A of the Securities Act and Section 21E of the Exchange Act found on page 21 of the proxy statement.

In response to the Staff’s comment, the Company has revised the forward-looking statements safe harbor on page 21 of the Amended Proxy Statement.

Fees and Expenses, page 27

12. Please fill in the blanks in the table.

In response to the Staff’s comment, the Company has revised the fee and expense table on page 25 of the Amended Proxy Statement.

Background of the Merger, page 27

13. Please reconcile use of the defined term “Rollover Participants” on page 30 with the disclosure on page 32 stating that the Special Committee requested that “Dr. Mark McCord and Mr. Yupeng Cui be added as rollover participants.”

In response to the Staff’s comment, the Company has revised the disclosures on pages 28 and 30 of the Amended Proxy Statement to clarify that in the original offer only Dr. Pei had been identified as an executive expected to roll shares of the Company, at which point the treatment of other executives had not yet been finalized. At the meeting held February 13, 2024, the Special Committee determined that Dr. McCord and Mr. Cui should also be subject to the rollover.

November 12, 2024

14. We note the following disclosure on page 33: “On June 24, 2024, SMBC Nikko informed Craig-Hallum that Koito was willing to proceed with the Proposed Transaction only at the initial offer price of $3.17 per share.” Please elaborate as to Koito’s reasons for not considering any raising of the initial offer price and the Special Committee’s reasons for not insisting on any such raise.

In response to the Staff’s comment, the Company has revised the disclosures on page 32 of the Amended Proxy Statement.

Reasons for the Transaction; Recommendations of the Special Committee and the Board, page 34

15. Please ensure that the disclosure in this section clearly and comprehensively speaks to the Company’s fairness determination and addresses all factors outlined in Instruction 2 to Item 1014 of Regulation M-A, much as the disclosure in the section titled, “Position of the Koito Entities as to the Fairness of the Merger” appears to do.

In response to the Staff’s comment, the Company has revised the disclosures on page 34 of the Amended Proxy Statement.

Summary of Financial Analyses, page 39

16. For the comparable public company analysis, at the top of page 41, and for the discounted cash flow analysis on page 42, please provide comparable reference points for Cepton’s implied enterprise value based on the merger consideration. Alternatively or additionally, provide equivalent per share ranges.

In response to the Staff’s comment, the Company has revised the disclosures on pages 39 and 41, of the Amended Proxy Statement to clarify that the figures included in the table are in fact showing the implied total enterprise value ranges for both the comparable public company analysis and the discounted cash flow analysis.

Rollover Agreement, page 75

17. Please clarify in this section that the contributions of the Rollover Participants amount not to all of their shares, but to 50% of their shares. Please disclose the same in all other places in the document where the rollover is discussed.

In response to the Staff’s comment, the Company has revised the disclosures on pages 3, 18, 30, 77 and 82 of the Amended Proxy Statement.

Incorporation of Certain Information by Reference, page 90

18. Please note that “forward incorporation” by reference, as you attempt to do on page 90, is not permitted in connection with a Schedule 13E-3. Please revise.

In response to the Staff’s comment, the Company has revised the disclosures on page 94, of the Amended Proxy Statement.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact Viq Shariff at (212) 728-5986, or, in his absence, Paul Sieben at (650)473-2613.

Sincerely, /s/ O’Melveny & Myers LLP O’Melveny & Myers LLP

Cc	Jun Pei, Chief Executive Officer

Cepton, Inc.

Steven J. Tonsfeldt

Cooley LLP

Ken Lebrun

Davis, Polk & Wardwell LLP